Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

January 2, 2019

FOIA Confidential Treatment Requested

Pursuant to Rule 83 by TCR2 Therapeutics Inc.

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field; Dietrich King

Re:	TCR[2] Therapeutics Inc.

Draft Registration Statement on Form S-1

File No. 333-229066

CIK No. 0001750019

Dear Messrs. Field and King:

This letter is being submitted on behalf of TCR2 Therapeutics Inc. (the “Company”) to supplement the Company’s prior response to comment 14 contained in the letter dated October 4, 2018 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Garry E. Menzel, Chief Executive Officer of the Company, with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted to the Commission on September 7, 2018, and the Company’s Registration Statement on Form S-1 filed on December 28, 2018 (the “Registration Statement”).

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Notes to Financial Statements 9. Stock –Based Compensation, page F-15

14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

equity issuances including stock compensation and beneficial conversion features.

In response to the Staff’s comment, we have enclosed the following:

1.

A bona fide estimate of the range of the offering price for the shares of the Company’s common stock to be offered by the Registration Statement (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering) and a discussion of the factors that the Company believes led to the increase in the value of its common stock between the recent valuations of its common stock and the estimated price range for the offering, attached hereto as Exhibit A.

2.

Proposed language that the Company intends to include in a subsequent amendment to the Registration Statement listing the significant factors contributing to any difference between its most recent common stock valuations as of January 29, 2016, September 30, 2016, February 28, 2018 and August 31, 2018, and the midpoint of the estimated price range for the offering (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering). The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit B.

The Company advises the Staff that the general approach taken by the Company in determining the fair value of its common stock, including as of September 30, 2016, which the Company’s board of directors considered for option grants on May 9, 2017, June 21, 2017, September 12, 2017, and October 10, 2017; as of December 6, 2017, as retrospectively applied for financial reporting purposes to options granted by the Company’s board of directors on December 7, 2017; as of February 28, 2018, which the Company’s board of directors considered for option grants on April 30, 2018; and as of August 31, 2018, which the Company’s board of directors considered for option grants on October 11, 2018 and December 13, 2018 and as retrospectively applied for financial reporting purposes to options granted by the Company’s board of directors on July 26, 2018, is set forth on pages 88-89 of the preliminary prospectus included in the Registration Statement.

Options Granted Since January 1, 2017

The following table summarizes by grant date the number of shares of the Company’s common stock subject to options granted between January 1, 2017 and December 15, 2018, the per share exercise price of the options, the per share fair value of common stock underlying the options on each grant date, and the per share estimated fair value of the options, with all such information

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

presented before giving effect to a reverse stock split to be implemented prior to the Company’s proposed initial public offering:

GRANT DATE	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	PER SHARE EXERCISE PRICE OF OPTIONS	PER SHARE FAIR VALUE OF COMMON STOCK ON GRANT DATE		PER SHARE ESTIMATED FAIR VALUE OF OPTIONS
May 9, 2017	49,661	$0.12	$0.12		$0.09
June 21, 2017	92,390	$0.12	$0.12		$0.07
September 12, 2017	554,340	$0.12	$0.12		$0.07
October 10, 2017	461,950	$0.12	$0.12		$0.07
December 7, 2017	3,119,981	$0.12	$0.28	(1)	$0.18
April 30, 2018	1,501,737	$0.95	$0.95		$0.58
July 26, 2018	4,961,115	$0.95	$1.30	(2)	$0.88
October 11, 2018	413,199	$1.30	$1.30		$0.81
December 13, 2018	464,500	$1.30	$1.30		$0.85

(1)

In the third quarter of 2018, the Company undertook a retrospective valuation of the fair value of its common stock as of December 6, 2017 and this value represents the Company’s estimated fair value per common share in accordance with such retrospective valuation.

(2)

In the fourth quarter of 2018, the Company undertook a retrospective valuation of the fair value of its common stock as of August 31, 2018 and this value represents the Company’s estimated fair value per common share in accordance with such retrospective valuation.

September 30, 2016 Valuation

The fair value of the Company’s common stock of $0.12 per share at September 30, 2016 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted on December 13, 2016, May 9, 2017, June 21, 2017, September 12, 2017, October 10, 2017, and December 7, 2017, along with other factors determined by the board of directors to be relevant at the time of each such grant of options. This valuation utilized a “backsolve” option pricing method (“OPM”) to arrive at the Company’s estimated enterprise value, which relied on the purchase price of the Company’s Series A Preferred Stock and overall liquidation preferences to infer an enterprise value. The valuation then utilized a hybrid of both the OPM and a probability-weighted expected returns model (“PWERM”), which included initial public offering (“IPO”), acquisition, survival risk, and continued operations exit or IPO scenarios that were probability weighted based on their expected likelihoods of occurring. The valuation assigned a 10% probability to the scenario of going out of business or being sold at a value below the preferred liquidation preference and 90% probability to the scenario of continued operations. A probability of zero percent was assigned to an IPO scenario and an acquisition scenario in light of the pre-clinical discovery stage of its development programs. The valuation combined the value estimates of the Company’s common

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

stock from each of the scenarios and rounded to the nearest cent. The valuation applied a discount for lack of marketability of 38%.

The fair value of the Company’s common stock as of December 7, 2017 was subsequently adjusted to $0.28 per share, in connection with a retrospective fair value assessment for financial reporting purposes completed in the third quarter of 2018. This retrospective fair value assessment was based, in part, on a third-party valuation of the Company’s common stock performed as of December 6, 2017, which indicated that the fair value of the Company’s common stock was $0.28 per share. This valuation utilized the OPM to arrive at the Company’s estimated enterprise value, which relied on the purchase price of the Company’s Series A Preferred Stock, projected terms of the Company’s then-proposed Series B Preferred Stock financing and combined overall liquidation preferences to infer an enterprise value. The valuation then utilized a hybrid of both the OPM and a PWERM, which included IPO, acquisition, survival risk, and continued operations exit or IPO scenarios that were probability weighted based on their expected likelihoods of occurring. The valuation assigned a 5% probability to the scenario of going out of business or being sold at a value below the preferred liquidation preference, a 10% probability to an IPO scenario and 85% probability to the scenario of continued operations. A probability of zero percent was assigned to an acquisition scenario in light of management’s then-current expectations. The valuation combined the value estimates of the Company’s common stock from each of the scenarios and rounded to the nearest cent. The valuation applied a discount for lack of marketability of 23%.

February 28, 2018 Valuation

The fair value of the Company’s common stock of $0.95 per share at February 28, 2018 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted on April 30, 2018 and July 26, 2018. This valuation utilized a “backsolve” method to arrive at the Company’s estimated enterprise value, which relied on the purchase price of the Company’s Series B Preferred Stock and overall liquidation preferences to infer an enterprise value. The valuation then utilized a hybrid of both the OPM and a PWERM, which included IPO, acquisition, survival risk, and continued operations exit or IPO scenarios that were probability weighted based on their expected likelihoods of occurring. The valuation assigned a 30% probability to the scenario of an IPO, a 5% probability to the scenario of going out of business or being sold at a value below the preferred liquidation preference, and a 65% probability to the scenario of continued operations. The valuation combined the value estimates of the Company’s common stock from each of the scenarios and rounded to the nearest cent. The valuation applied a discount for lack of marketability of 19%.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

The fair value of the Company’s common stock as of July 26, 2018 was subsequently adjusted to $1.30 per share, in connection with a retrospective fair value assessment for financial reporting purposes completed in the fourth quarter of 2018. This retrospective fair value assessment was based, in part, on a third-party valuation of the Company’s common stock performed as of August 31, 2018, which indicated that the fair value of the Company’ common stock was $1.30 per share and is described below.

August 31, 2018 Valuation

The fair value of the Company’s common stock of $1.30 per share at August 31, 2018 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted on October 11, 2018 and December 13, 2018.    This valuation utilized a “backsolve” method to arrive at the Company’s estimated enterprise value, which relied on the purchase price of the Company’s Series B Preferred Stock and overall liquidation preferences to infer an enterprise value. The valuation then utilized a hybrid of both the OPM and a PWERM, which included IPO, acquisition, survival risk, and continued operations exit or IPO scenarios that were probability weighted based on their expected likelihoods of occurring. The valuation assigned a 40% probability to the scenario of an IPO, a 5% probability to the scenario of going out of business or being sold at a value below the preferred liquidation preference, and a 55% probability to the scenario of continued operations. The valuation combined the value estimates of the Company’s common stock from each of the scenarios and rounded to the nearest cent. The valuation applied a discount for lack of marketability of 18%.

As described in further detail on Exhibit A hereto, significant drivers of the increased valuation of the Company’s common stock as of December 28, 2018 compared to August 31, 2018 included the continued progress by the Company in conducting its IPO, including its initial public filing of its Registration Statement on Form S-1, the execution of the Company’s manufacturing collaboration agreement with Cell Therapy Catapult Limited, and the Company’s filing of an Investigational New Drug Application (“IND”) with the U.S. Food and Drug Administration (“FDA”) for TC-210 on December 14, 2018.

The Company also considered macroeconomic and overall market conditions, including the Company’s subjective assessment of market conditions for IPOs of companies similarly situated to the Company and the Company’s subjective assessment as to the likelihood of successfully executing an IPO in the coming months, among other factors.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A and B pursuant to Rule 418 of the Securities Act of 1933, as

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A and B of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1447.

Sincerely,

/s/ William D. Collins

William D. Collins
Goodwin Procter LLP

cc:	Sisi Cheng, United States Securities and Exchange Commission

Mary Mast, United States Securities and Exchange Commission

Garry E. Menzel, TCR2 Therapeutics Inc.

Mitchell S. Bloom, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

Exhibit A

The Company supplementally advises the Staff that after taking into consideration guidance and market data from its underwriters in the initial public offering, the Company expects the proposed price range for the common stock to be between $[***] to $[***] per share. Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

With respect to the price range set forth above, the Company notes that, as is typical in initial public offerings, the estimated price range for its offering was not derived using a formal determination of fair value but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the estimated price range were prevailing market conditions, estimates of the Company’s business potential, progress in its clinical and pre-clinical development efforts and developments in its business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, the Company believes the difference in value reflected between the estimated range (including as reflected in the midpoint of the anticipated offering price range) and the determination of the fair value of its common stock on September 30, 2016, December 6, 2017, February 28, 2018, and August 31, 2018 is primarily the result of the following factors:

•	The Company’s operations from inception through December 31, 2017 focused almost exclusively on hiring personnel and selecting a single lead development candidate.

•	As of December 31, 2017, the Company’s product manufacturing strategy was still under evaluation and consideration by its board of directors and management.

•	As of December 31, 2017, the then-contemplated terms of the Company’s proposed

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

Series B Preferred Stock financing included a 25% implied valuation increase, while the final Series B Preferred Stock terms included a 100% implied valuation increase as of February 28, 2018.

•	In October 2017, Gilead Sciences acquired Kite Pharma, Inc., an immuno-oncology company operating in the CAR-T therapy space, for approximately $12 billion.

•	In January 2018, Celgene Corporation acquired Juno Therapeutics, Inc., an immuno-oncology company operating in the CAR-T therapy space, for approximately $9 billion.

•	In the third quarter of 2018, the Company undertook preparations to conduct its IPO, engaging a syndicate of underwriters and holding an organizational meeting in August 2018.

•	In September 2018, the Company confidentially submitted, and subsequently, on December 28, 2018, the Company publicly filed, the Registration Statement.

•

In September and October 2018, the Company conducted “testing the waters” meetings with prospective investors and received favorable feedback, as a result of which the Company elected to continue with the proposed offering pending progress in its business operations.

•

On December 14, 2018, the Company filed an investigational new drug application (“IND”) with the U.S. Food and Drug Administration (“FDA”) for TC-210, received initial feedback on its IND from the FDA in late December 2018, and expects to initiate a Phase 1/2 clinical trial in early 2019.

•

On December 18, 2018, the Company signed a collaboration with Cell Therapy Catapult Limited (“Catapult”) to establish our manufacturing process in Catapult’s GMP manufacturing facility in the United Kingdom.

•	In the fourth quarter of 2018, the Company continued to advance its other pre-clinical development programs as described in is Registration Statement on Form S-1.

•

In 2018, at least 50 biotechnology and pharmaceutical companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in pursuing and completing initial public offerings.

•	The valuations used to support the fair value of the grants on May 9, 2017, June 21, 2017, September 12, 2017, October 10, 2017, December 7, 2017, April 30, 2018, July 26, 2018,

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

October 11, 2018, and December 13, 2018 included remaining private scenarios. Specifically, the valuation supporting the October 11, 2018 and December 13, 2018 grants estimated the probability of an IPO scenario at 40%. The consideration of different liquidity event scenarios, including the weighting of the likelihood of an IPO, accounts for some but not all of the difference between the estimated price range for the common stock in the IPO and the fair value of the Company’s common stock at the recent grant dates.

•

The valuation used to support the fair value of the grants on May 9, 2017, June 21, 2017, September 12, 2017, October 10, 2017, December 7, 2017, April 30, 2018, July 26, 2018, October 11, 2018, and December 13, 2018 reflects the uncertainty surrounding an IPO in terms of the likelihood of success, timing and price. The estimated price range for this offering necessarily assumes that this offering has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of our common stock. The fair value of the Company’s common stock as of September 30, 2016, February 28, 2018 and August 31, 2018 reflected discounts for lack of marketability of 38%, 19% and 18%, respectively.

•

The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock, including a cumulative dividend of 6% and the right to participate in any distributions with holders of common stock following payment of the convertible preferred stock’s liquidation preference. The estimated offering price assumes the conversion of all of the Company’s outstanding convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences as well as corresponding governance and control rights.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash and cash equivalents. Additionally, the completion of this offering would provide the Company with access to the public company debt and equity markets and a lower cost of capital following the public offering and is expected to increase the attractiveness of the Company’s equity as a currency to raise capital, compensate employees and fund strategic transactions. These projected improvements in the Company’s financial position influenced the estimated price range described above.

•

The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

•

In the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s assets than the above-described valuation methods applied in the historical valuations of the Company’s common stock.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.

Messrs. Field and King

Securities and Exchange Commission

January 2, 2019

Exhibit B

We and our underwriters determined the estimated price range set forth on the cover of this prospectus, which is $[***] to $[***] per share. In comparison, our estimate of the fair value of our common stock was $0.12 at September 30, 2016, $0.28 at December 31, 2017, $0.95 at February 28, 2018, $1.30 at July 31, 2018 and $1.30 at August 31, 2018, each as was determined by our board of directors with the assistance of a third-party valuation of our common stock as of the date thereof. The September 30, 2016 valuation utilized a backsolve method to arrive at the Company’s estimated enterprise value, and then utilized a hybrid of both the OPM and a PWERM to derive the value estimate of the Company’s common stock. The September 30, 2016 valuation applied a discount for lack of marketability of 38%. The December 31, 2017 valuation utilized a backsolve method to arrive at the Company’s estimated enterprise value and then utilized a hybrid of both the OPM and a PWERM to derive the value estimate of the Company’s common stock. The December 31, 2017 valuation applied a discount for lack of marketability of 23%. The February 28, 2018 valuation utilized a backsolve method to arrive at the Company’s estimated enterprise value and then utilized a hybrid of both the OPM and a PWERM to derive the value estimate of the Company’s common stock. The February 28, 2018 valuation applied a discount for lack of marketability of 19%. The July 31, 2018 and August 31, 2018 valuations utilized a backsolve method to arrive at the Company’s estimated enterprise value and then utilized a hybrid of both the OPM and a PWERM to derive the value estimate of the Company’s common stock. The August 31, 2018 valuation applied a discount for lack of marketability of 18%. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated price range were prevailing market conditions, estimates of our business potential, progress in our clinical trials and developments in our business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

TCR2 THERAPEUTICS INC.